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                                                       [CELANESE LOGO]

PRESS RELEASE


                                Celanese AG            Building F 821
                                Media Relations        D-65926 Frankfurt am Main

                                                       Dr. H.-B. Heier
                                                       Phone: +49 69 305 7112
                                                       Fax: +49 69 305 84160
                                                       H.Heier@Celanese.com

                                                       Phillip Elliott
                                                       Phone: +49 69 305 33480
                                                       Fax: +49 69 305 84160
                                                       P.Elliott@Celanese.com




11 May 2000


CELANESE TO BEGIN SHARE BUY-BACK WITH IMMEDIATE EFFECT


At the Annual General Meeting of Celanese AG yesterday, shareholders present authorized the Board of Management to acquire by November 9, 2001, company shares representing up to a maximum of 10% of capital. Celanese has 55,915,369 shares outstanding.

Celanese already holds call options for 5.1 million shares, which were purchased to cover costs related to its equity based management incentive programs. The company plans to begin with the share buy back of the remaining 491,537 shares immediately.